

Offering Statement for xCraft Enterprises, Inc. ("xCraft Enterprises, Inc.")

xCraft Enterprises, Inc. ("xCraft Enterprises, Inc.," the "Company," "we," or "us"), a Delaware C-Corp incorporated on February 29, 2017, is holding the following offering:

Up to $57,484.80 in Class B Non-Voting Common Stock at $9.60 with a minimum target amount of $9,993.60.

Offering Minimum: $9,993.60 | 1,041 shares of Class B Non-Voting Common Stock **Offering Maximum:** $57,484.8 | 5,988 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $9.60
Minimum Investment Amount (per investor): $297.60

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is 297.60. The Company must reach its Target Offering Amount of $9,993.60 by December 31, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of 9,993.60 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://xcraft.io/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

xCraft Enterprises, Inc.

418 E Lakeside Ave, Suite 08

Coeur d'Alene, ID 83814

Eligibility

2. The following are true for xCraft Enterprises, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

JD Claridge | President

Employee Background / 3-Year Work History

JD Claridge's current primary role is with the Issuer, xCraft Enterprises, Inc.

xCraft Enterprises, Inc. | President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director | February 1st, 2017 – Present

Responsibility at Issuer:

Managing the company. His salary is $180k per year.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

JD Claridge

Securities

2,333,007

Security Class

Class A Voting Common Stock

Voting Power

45.7%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company Overview

xCraft Enterprises, Inc. is a US drone company founded in September of 2014. Our mission is to develop powerful flying robots that change the world. We have a passion for technology, a passion for flight, and a passion for doing good in the world.
We believe there is a need for quality, American-made drones at cost-competitive prices. We

also believe there is a need for advanced technologies to support the upcoming Urban Air Mobility (UAM) space.

Business Model
We are heavily R&D-focused Our business model is two-fold: We develop new UAV solutions for customers on a contract basis, and we develop, license, and sell our own products.

Business Evolution
We have evolved from a strict product focus to an application focus. We let the market need drive our development. Broadly, we develop autonomous flight solutions for five different verticals:

1. **Public Safety/Security**
2. **Geo-Spatial/Agriculture**
3. **Energy**
4. **Government/Military**
5. **Urban Air Mobility**

Sales and Distribution
We generate revenue through two channels - custom development and direct sales.
When we develop new technology for a contract customer, we seek to maintain our rights in the designs and other intellectual property so we can produce and sell the end product through other channels. Our primary sales strategy is B2B and B2G(Government) although some B2C still exists.

Products
Existing products:

- Shadow - Tethered UAS
- X2Q - Hybrid VTOL
- Maverick-Small tactical ducted-rotor UAS
- PANADRONE
- Matris SE
- Matrix Mapper RTK
- Nano One

Products in Development

KesTRL - Extended Range Hybrid VTOL

Intellectual Property

We hold United States trademarks for "xCraft," "X PlusOne" and "PhoneDrone Ethos," and have pending trademark applications for "Matrix", "Aspire" and "PANADRONE".

We have been issued the following United States patents over various aspects of our technology:

1. High-Speed VTOL Multirotor Aircraft (Patent No. US 9,994,313)
2. UAV With Detachable Computing Device (Patent No. US 9,738,380)
3. UAV With Detachable Computing Device (Patent No. US 10,479,500)

We have a pending patent application for a UAV Vehicle Mounted Drone Port, Drone, and Integrated Communication System (Application No. 62/739,472).

Corporate History

We were formed as an Idaho limited liability company named Xcraft Enterprises, LLC, on September 23, 2014, and converted into a Delaware corporation on February 28, 2017.

Competitors and Industry

There are several companies that build and sell competing UAS products. Most notable among them is Chinese-based, DJI. DJI's products serve mostly the consumer market but also several key verticals in the commercial space including public safety and cinematography. DJI has recently struggled to overcome a broad distrust, especially in the US and (Non-Chinese) government markets over security and privacy issues. We see this as an opportunity to capitalize since our products are developed and manufactured in the USA.

Another, more direct US competitor is Skydio. Skydio builds UAS products with advanced obstacle avoidance and image tracking capability. These vehicles serve a target niche in the consumer and public safety space. Other con1petitors include France-based Parrot, AeroVironment, and Birds Eye View Robotics.

The global unmanned aerial vehicle (UAV) market was valued at USD 18,857.47 million in 2018 and is expected to reach USD 36,661.34 million in 2026, growing at a CAGR of 8.59% during the forecast period.

Current Stage and Roadmap

xCraft made tremendous leaps in 2021 and is continuing that mon1entum by bringing on new distributors, launching numerous new drones into the market, securing new partnerships, and even achieving a 198% increase in sale revenue over 2020. We are currently in the process of growing our team, expanding our space, and much more to fulfill these large orders and solidify our identity as America's Drone Company.

Coming up this year, we plan to branch out even further, combining our technology with other groundbreaking companies on land, water, and air! Flying cars are not too far out of our reach, and we are rapidly taking large strides to bring this to fruition.

The company plans to add several new key positions in Sales, Marketing, Customer Service, and Engineering in the coming year. We are also in the process of forming at least one Joint Venture (JV) partnership with a complementary technology company this year. We have been able to lay out a roadmap for our Urban Air Mobility strategy and plan to begin rolling that out in 2022.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory

activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	$9,993.60
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	$9,993.60
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	$57,484.80
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	$57,484.80
Price Per Security	$9.60
Minimum Individual Purchase Amount	$297.60
Offering Deadline	December 31, 2023
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Investment Incentives and Bonuses**

Early Investors:

Early Bird Discount (First 50 investors): 10% Bonus Shares

Time-Based:

Existing Investor Discount: 15% Bonus Shares

Amount-Based:

$1,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

$5,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

5% Bonus Class B Shares

20% discount on Maverick Drone**

$25,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

15% Bonus Class B Shares

Free Maverick Drone**

Private Zoom call with our chief executive officer and one or more of our high-profile supporters

*Products may not be purchased for resale

*All perks occur when the offering is complete. Drones are expected to be shipped within 8 weeks following the close of the campaign on PicMii Crowdfunding.

xCraft Enterprises, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to:

- $1,500.00 payable to PicMii upon the commencement of each Campaign.
- Upon the successful completion of each Campaign:
  - 4.0% of the funding amount raised from $0 - $500,000 (to be deducted from your proceeds by the Escrow Holder and paid to PicMii),
  - 3.0% of the funding amount raised from $500,001 - $1,000,000 (to be deducted from your proceeds by the Escrow Holder and paid to PicMii),
  - 2.0% of the funding amount raised from $1,000,001 - $5,000,000 (to be deducted from your proceeds by the Escrow Holder and paid to PicMii

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,993.60 and $57,484.80 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,993.60, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated at the issuer's discretion. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,993.60, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Platform Fee	4.0%	$399.74	2.3%	$1,322.15
Marketing	96.0%	$9,593.86	16%	$9,197.57
Research and Development	0%	0%	11%	$6,323.33
Company Employment	0%	0%	25%	$14,371.20
Operations	0%	0%	17%	$9,772.42
Inventory	0%	0%	13%	$7,473.02
Working Capital	0%	0%	15.7%	$9,025.11
Total	100%	9,993.60	100%	$57,484.80

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change

that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Terms:

> Up to $57,484.80 in Class B Non-Voting Common Stock at $9.60 with a minimum target amount of $9,993.60.

Offering Minimum: $9,993.60 | 1,041 shares of Class B Non-Voting Common Stock **Offering Maximum:** $57,484.80 | 5,988 shares of Class B Non-Voting Common Stock **Type of Security Offered:** Class B Non-Voting Common Stock
Purchase Price of Security Offered: $9.60
Minimum Investment Amount (per investor): $297.60

13. Do the securities offered have voting rights? Voting Rights and Proxy:

There are no voting rights associated with Class B Non-Voting Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Reserved Warrants	Voting Rights
Class A Voting Common Stock	5,000,000	4,146,668	413,418*	207,000*	Yes
Common B Non-Voting Common Stock	5,000,000	951,474	0	7,000*	No
Preferred	2,000,000	0	N/A	N/A	N/A

*Already included in value for "Amount Outstanding".

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due by the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

As a minority holder of Class B Non-Voting Common Stock of the company, you will have no voting rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or

make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Pre-Money Valuation: $49,011,772.8

The securities being offered are valued at the issuer's discretion. The Company has released multiple new products, eliminating most debt, launching a concerted B2B sales strategy, and breaking ground in the design of eVTOL technology. The Company is even better positioned to take advantage of the potential in the Urban Air Mobility Market as well as capitalize on their new "bread and butter" drone division. The US drone Market has increased with new opportunities due to procurement restrictions put on Chinese companies due to security vulnerabilities. The market share of the largest Chinese companies dropped from 74% in 2018 to 54% in 2021 (Source: Bloomberg). The market is growing and DJI's drop is opening up more potential. This opens yet another door for "America's Drone Company" to capture significant market share. For example, even if xCraft is only able to capture 3% of DJI's loss in 2022, there is a $60M potential.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and warrants are exercised.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
US Bank	$50,000	5.99%	December 6th, 2027
Small Business Administration – Economic Injury Disaster Loan	$199,800.00	3.75%	September 1st, 2048
US Bank Line of Credit	$39,669.00	13%	Revolving LOC
STCU	$30,631	2.99%	July 29th, 2027

24. What other exempt offerings has the Company conducted within the past three years?

We have made the following issuances of securities within the last three years:

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $2,211,535.21
Number of Securities Sold: 280,820
Use of proceeds: Operations, Marketing, R&D
Date: December 28, 2021
Offering exemption relied upon: Regulation A+

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $1,065,807.04
Number of Securities Sold: 299,834
Use of proceeds: Operations, Marketing, R&D

Date: March 06, 2020
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $66,511.59
Number of Securities Sold: 7,251
Use of proceeds: Operations, Marketing, R&D
Date: August 2nd, 2022
Offering exemption relied upon: Regulation CF

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Financial Condition of the Issuer

26. Does the issuer have an operating history?

xCraft made tremendous leaps in 2021 and is continuing that momentum by bringing on new distributors, launching numerous new drones into the market, securing new partnerships, and even achieving a 198% increase in sale revenue over 2020. We are currently in the process of growing our team, expanding our space, and much more to fulfill these large orders and solidify our identity as America's Drone Company.

Coming up this year, we plan to branch out even further, combining our technology with other groundbreaking companies on land, water, and air! Flying cars are not too far out of our reach, and we are rapidly taking large strides to bring this to fruition.

The company plans to add several new key positions in Sales, Marketing, Customer Service, and Engineering in the coming year. We are also in the process of forming at least one Joint Venture (JV) partnership with a complementary technology company this year. We have been able to lay out a roadmap for our Urban Air Mobility strategy and plan to begin rolling that out in 2022.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue
Revenue for 2020 was $75,302, compared to $680,677 in 2019.
The decrease in revenues in 2020 over 2019 is due primarily to losing a primary development client in late 2019. After utilizing most of 2020 for product development, several new products were launched in 2021 and sales began to recover in mid to late 2021 creating a 198% improvement over the previous year.

For the 2022 Annual Period, our revenue was $5,285, compared $179,560, for the 2021 Annual Period. The decrease in revenue during 2022 is primarily due to the focus on technology development in 2022.

Cost of Sales

The cost of sales in 2020 was $88,255, an increase of approximately $75k, from the costs of $13,458 in 2019. The increase is due to a higher volume of products sold. Gross Margins
Gross profit in 2020 was -$12,953, compared with $667,219 in 2019. This decrease was mostly caused by the loss of the prin1ary development client but has recovered with an improved sales strategy and several new, higher-margin products being released in 2021.

For the 2022 Annual Period, our cost of sales was $10,464, compared to $58,926, for the 2021 Annual Period. The decrease in cost of sales for the 2022 Annual Period, primarily resulted from fewer products being manufactured given the focus on technology development.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses of xCraft Enterprises, Inc. Total operating expenses in 2020 decreased by $260k in 2019, from $1,414,509 to $1,153,120. Some of this decrease was due to a reduction of staff and contracting services during the latter part of 2020. Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2022 Annual Period, our operating expenses were $642,057, including, $588,679 for general and administrative expenses, $28,752 for sales and marketing expenses, and $24,608 for research and development expenses. For the 2021 Annual Period, our operating expenses were $617,559 including, $552,022 for general and administrative expenses, $54,387 for sales and marketing expenses, and $11,150 for research and development expenses. The significant decrease in our operating expenses resulted primarily from a reduction of staff and payroll expenses during 2021.

Historical results and cash flows:
The Company is currently in the initial production stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company's products and systems are in place to allow revenue and cash flow, to begin to increase.
Cash was primarily generated through equity investments and sales. Our goal is to see similar percentage increases in cash flows will occur in each of the next 2-3years.
From that point, we anticipate a 20-50% growth rate year over year. New products have recently been brought to market with high price points and high margins. We expect our new sales initiatives to drive these increased sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The company had approximately $24,465 in cash on December 31st, 2022.. The company currently has a revolving line of credit with US Bank, for a total amount available of $39,669.

This line of credit currently has an outstanding balance of $0. The company also has several credit cards with a total amount available of approximately $130,000. These credit cards currently have an outstanding balance of approximately $1,700.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will allow the expansion of the company's operations, reach, and product offerings, but they are not critical to operations. The company has other funds and capital resources available.

Are the funds from this campaign necessary for the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary for the viability of the company but will greatly improve its financial standing. This will have a tremendous positive impact on the company's ability to expand US production, boost sales and marketing, and increase R&D activities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, it would be required to operate on the current cash on hand which would allow approximately 12 months of operations. This is based on the current cash on hand, monthly revenues, and average bum rate of $102,700 for 202l.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

xCraft is currently raising through Regulation Crowdfunding on PicMii Crowdfunding.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter

connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
   1. Association with an entity regulated by such commission, authority, agency or officer?
   2. Engaging in business of securities, insurance, or banking?
   3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

  ii. Places limitations on the activities, functions or operations of such person?
  iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
  i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
  ii. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

xCraft Enterprises, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Governance

Articles of Incorporation: See Attachment.
Corporate Bylaws: See Attachment.

Opportunity

Offering Page: See Exhibit B

Financials

See Exhibit A

Subscription Agreement

See Exhibit C

Exhibit A

I, JD Claridge, the CEO of xCraft Enterprises, Inc., hereby certify that the financial statements of xCraft Enterprises, Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

xCraft Enterprises, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2023.

 (Signature)

_____CEO_____ (Title)

_____April 28, 2023___(Date)

XCRAFT ENTERPRISES, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2022 and 2021

XCRAFT ENTERPRISES, INC
Index to Financial Statements
(unaudited)

XCRAFT ENTERPRISES, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

xCraft Enterprises, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts	$24,464.72	$58,276.62
Accounts Receivable	$0.00	$3,904.50
Other Current Assets	$185,947.69	$95,454.82
Total Current Assets	$210,412.41	$157,635.94
Fixed Assets	$119,970.06	$117,574.64
Other Assets	$70,293.50	$70,293.50
TOTAL ASSETS	$400,675.97	$345,504.08
LIABILITIES AND EQUITY	$400,675.97	$345,504.08

XCRAFT ENTERPRISES, INC.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

xCraft Enterprises, Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income	$5,284.55	$179,560.08
Cost of Goods Sold	$10,463.93	$58,926.08
GROSS PROFIT	$ -5,179.38	$120,634.00
Expenses	$618,659.71	$617,558.65
NET OPERATING INCOME	$ -623,839.09	$ -496,924.65
Other Income	$394.11	$104,244.42
Other Expenses	$18,612.12	$18,612.12
NET OTHER INCOME	$ -18,218.01	$85,632.30
NET INCOME	$ -642,057.10	$ -411,292.35

XCRAFT ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

xCraft Enterprises, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-642,057.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	-25,204.43
Net cash provided by operating activities	**$ -667,261.53**
INVESTING ACTIVITIES	$ -21,007.54
FINANCING ACTIVITIES	$654,457.17
NET CASH INCREASE FOR PERIOD	$ -33,811.90
Cash at beginning of period	58,276.62
CASH AT END OF PERIOD	$24,464.72

xCraft Enterprises, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-411,292.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	-381,289.80
Net cash provided by operating activities	**$ -792,582.15**
INVESTING ACTIVITIES	$8,068.31
FINANCING ACTIVITIES	$776,145.74
NET CASH INCREASE FOR PERIOD	$ -8,368.10
Cash at beginning of period	66,644.72
CASH AT END OF PERIOD	$58,276.62

NOTE 1 – NATURE OF OPERATIONS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).
The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of drones and associated components when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed

and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment.

Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black - Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2021 and 2020). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2022 and 2021, the balance for this line of credit was $39,669 and $42,734.84, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. This note was paid in full as of 06/22/2022. As of December 31, 2022 and 2021, the loan has outstanding balance of $0 and $159,500, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program. The loan was forgiven in 2021.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan. In June of 2022, the company received an additional $50,000 on this loan. As of December 31, 2021 the loan balance was $199,800.

Note Payable

On December 7, 2022. the Company entered into a promissory note with a bank with a principal amount of $50,000 at 5.99% interest per annum with the balance and accrued interest due upon maturity of December 6, 2027 . As of December 31, 2022, the balance of this note was $50,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of June 30, 2022 and December 31, 2021, the future minimum lease payments relating to rent on this building are $0 and $0, respectively. Rent expense was $34,646 and $34,061 for the period ended December, 2022 and December 31, 2021, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2019 and an additional 100,000 shares on August 1, 2020. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

NOTE 5 – MEMBERS' EQUITY

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be

entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rightsand preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non- employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of June 30, 2021 and December 31, 2020, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below.

\Expected Life (years) Risk-free interest rate Expected volatility Annual dividend yield

	December 31, 2022	December 31, 2021
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2021	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2022	465,418	$ 1.70	8.69
Exercisable at December 31, 2022	182,918	$ 1.70	8.54
Exercisable at December 31, 2021	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2022 and 2021 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

Warrants

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December

31, 2022 and 2021, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022	December 31, 2021
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2022 and 2021, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price		Weighted average Remaining Contractual Term
Outstanding at December 31, 2021	207,000	$	1.70	9.50
Granted	-		-	-
Exercised	-		-	-
Expiration/Cancelled	-		-	-
Outstanding at December 31, 2022	207,000	$	1.70	9.00
Exercisable at December 31, 2021	7,000	$	0.07	9.50

NOTE 6 – RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2023. As of December 31, 2022 and 2021, $67,655 and $67,655 of this note was due to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 28, 2023, the issuance date of the financial statements.

The Company opened a new Reg CF campaign on PicMii in December 2022. As of April 28, 2023, $16,608 has been pledged to that campaign. The Company has not yet received any funds from this raise.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

X CRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

PARTNERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 7 , 2022

XCRAFT ENTERPRISES, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

Assets

		2021		**2020**
Current assets				
Cash	$	58,277	$	10,465
Accounts receivables		23,467		27
Inventory		95,043		30,854
Other current asset		411		639
Total current assets		177,198		41,985
Property and equipment, net		36,928		46,841
Intangible assets, net		80,646		79,341
Related party receivables		67,243		67,655
Other assets		3,051		3,051
Total assets	$	365,066	$	238,873
Liabilities and stockholders' deficit				
Current liabilities				
Accounts payables and accrued expenses	$	239,019	$	459,777
Deferred revenue		497,815		523,943
Line of credit		29,187		39,669
Note payable - current		-		212,032
Total current liabilities		766,021		1,235,421
Note payable - net of current		347,111		328,326
Total liabilities		1,113,133		1,563,747
Commitment and contingencies				
Stockholders' Deficit				
Class A voting stock		353		353
Class B voting stock		149		131
Additional paid in capital		3,946,383		2,743,590
Accumulated deficit		(4,461,408)		(4,068,948)
Total stockholders' deficit		(748,067)		(1,324,874)
Total liabilities and stockholders' deficit	$	365,066	$	238,873

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues	$ 199,122	$ 75,302
Cost of sales	59,693	88,255
Gross profit (loss)	139,429	(12,953)
Operating Expenses:		
General and administration	536,903	1,097,273
Sales and marketing	54,387	29,993
Research and development	11,150	25,854
Total operating expenses	602,440	1,153,120
Operating loss	(463,011)	(1,166,073)
Other (income)expenses:		
Interest expense	33,729	30,869
Other expense	639	37,680
Gain on settlement	-	-
Other income	(104,883)	(170,504)
Total Other (income)expenses	(70,515)	(101,955)
Net loss	$ **(392,496)**	$ **(1,064,118)**

The accompanying notes are an integral part of these financial statements.

4

XCRAFT ENTERPRISES, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

| | Class A - Common | | Class B - Common | | | | |
	Shares	Amount	Shares	Amount	Additional Paid - in - Capital	Accumulated Deficit	Total Shares Deficit
Balance at 12/31/2019	3,526,250	$ 353	944,474	$ 95	$ 2,283,641	$ (3,004,794)	$ (720,705)
Common stock issued			358,406	36	516,659	-	516,659
Common stock issuance costs					(56,710)	-	(56,710)
Net loss					-	(1,064,118)	(1,064,118)
Balance at 12/31/2020	**3,526,250**	**$ 353**	**1,302,880**	**$ 131**	**$ 2,743,590**	**$ (4,068,912)**	**$ (1,324,874)**
Common stock issued			179,279	18	1,411,492		1,411,492
Common stock issuance cost					(208,699)		(208,699)
Prior period adjustment						(233,490)	(233,490)
Net Loss						(392,496)	(392,496)
Balance at 12/31/2021	**3,526,250**	**$ 353**	**1,482,159**	**$ 149**	**$ 3,946,383**	**$ (4,694,898)**	**$ (748,067)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020
CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (392,496)	$ (1,064,118)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation	12,222	12,222
Amortization	6,390	6,390
Deposit written off	-	285,800
Forgiveness of debt	(220,318)	(170,504)
Prior period adjustment	(233,490)	-
Change in operating assets and liabilities		
Accounts receivables	(23,440)	47,423
Inventory	(64,189)	50,034
Accounts payables	(220,758)	284,511
Deferred revenues	(26,128)	(12,779)
Net cash used in operating activities	(1,162,207)	(561,021)
CASHFLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(48,819)
Purchase of intangible assets	(1,305)	-
Related party receivables	228	777
Net cash used in investing activities	(1,077)	(48,042)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) -line of credit	(10,482)	(151,800)
Proceeds from loan	18,785	277,987
Proceeds from sale of common stock	1,411,492	516,659
Offering costs	(208,699)	(56,710)
Net cash provided by financing activities	1,211,096	586,136
Change in cash and cash equivalents	47,812	(22,927)
Cash and cash equivalents, beginning of year	10,465	33,392
Cash and cash equivalents, end of year	$ 58,277	$ 10,465
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 33,729	$ 30,869

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).
The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2021 and 2020 inventories was $95,043 and $30,854, respectively.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2021 and 2020, Intangible assets was $80,646 and $79,341, respectively. Amortization expense related to patent was $6,390 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2021 and 2020.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2020; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2020 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the years ended December 31, 2021 and 2020, the Company deferred $497,815 and $523,943, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2021 and 2020 was $54,387 and $25,407.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2021 and 2020, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. As of December 31, 2021 and 2020, there was $0 and $0 in excess of the FDIC limit respectively.

Risks and Uncertainties

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has adopted the provisions of Accounting Standards Codification ("ASC") 842, "Leases," and its amendments. In adopting the standard, the Company used the additional, optional transition method which allows entities to initially apply the new standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the date of adoption. ASC 842 establishes comprehensive accounting and financial reporting requirements for leasing arrangements, supersedes the existing requirements in ASC 840, "Leases", and requires lessees to recognize substantially all lease assets and lease liabilities on the balance sheet. Prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. In applying the new standard, there was no material impact to the financial statements.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II.   quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — FIXED ASSET

	2021	2020
Furniture and fixtures	$ 11,335	$ 11,335
Computers and software	22,492	22,492
Tolls and equipment	34,635	34,635
Vehicles	48,670	48,670
Marketing displays	6,168	6,168
Total Fixed Asset	125,609	123,300
Accumulated Depreciation	(88,681)	(76,459)
	$ 36,928	$ 46,841

Depreciation expense for the years ended December 31, 2021 and 2020 was $12,222 and $12,222.

NOTE 4 — DEBT

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2020. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2020. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2021 and 2020, $0 and $14,483 of this note is classified as short and long-term. respectively.

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2020. In June of 2020, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2021 and 2020, the Company has received $150,000 this revolving loan respectively. During the year ended December 31, 2020, the entire revolving loan was forgiven, and the Company recorded a gain on forgiveness of $150,000 in the statements of income for the year ended December 31, 2020.

NOTE 4 - DEBT (CONTINUED)

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2021 and 2020). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2021 and 2020, the balance for this line of credit was $29,187 and $39,669, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2021 and 2020, the loan has outstanding balance of $159,500 and $188,526, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program. The loan was forgiven in 2021.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan. As of December 31, 2021 the loan balance was $147,779.

NOTE 4 - DEBT (CONTINUED)

Note payable obligations at December 31, 2021 and 2020 was as follows:

	2021	2020
Note payable to third party. Interest rate of 5% per annum. The interest is due December 31, 2021.	$ -	$ 25,000
Loan with Innovate Washington, principal amount of $250,000, The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus interest of % on a quarterly basis.	159,500	188,526
Note payable with shareholder, Interest rate of 5% per annum	1,136	5,542
Note payable with Tesla.	38,697	45,115
SBA Disaster Relief loan	147,779	149,000
SBA PPP loan	-	111,792
Note payable with First Interstate Bank, accrued interest of 6.25% and matures June 30, 2021.	-	14,483
Total Note Payable Obligation	**$ 347,111**	**$ 540,358**
Year ending December 31,		
2022	$ 9,023	
2023	9,023	
2024	9,023	
2025	9,023	
2026	9,023	
Thereafter	301,996	
Note Payable Obligation	**$ 347,111**	

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2021 and 2020, the future minimum lease payments relating to rent on this building are $34,647 and $19,009, respectively. Rent expense was $34,647 and $19,009 for the years ended December 31, 2021 and 2020, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2020 and an additional 100,000 shares on August 1, 2021. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock"'), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ("'C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Common Stock Issuance and Sale of LLC Units (continued)

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold 179,279 and 265,038 of Class B Common Stock for gross proceeds of $1,411,492 and $ 447,738 for the years ended December 31, 2021 and 2020 respectively.

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021 and 2020, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2021	December 31, 2020
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2020	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2021	465,418	$ 1.70	8.69
Exercisable at December 31, 2021	182,918	$ 1.70	8.54
Exercisable at December 31, 2020	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2021 and 2020 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2021 and 2020, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2021	December 31, 2020
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2021 and 2020, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2020	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2021	207,000	$ 1.70	9.00
Exercisable at December 31, 2020	7,000	$ 0.07	9.50

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Earnings Per Share

The following table represents the Company's earnings per share for 2021 and 2020:

	2021	2020
Numerator:		
Net Loss	$ (807,724)	$ (807,724)
Denominator:		
Weighted average basic shares outstanding	4,205,686	4,205,686
Effect of dilutive securities	-	-
Weighted average diluted shares	4,205,686	4,205,686
Basic earnings per share	$ (0.19)	$ (0.06)
Diluted earnings per share	$ (0.19)	$ (0.06)

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for years ended December 31, 2021 and 2020 (rounded to "000,s):

	2021	2020
Income tax benefit attributable to:		
Net loss	$ (801,350)	$ (801,350)
Valuation allowance	801,350	801,350
Net provision for income tax	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2021 and 2020 (rounded to '000's):

	2021	2020
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,077,932	$ 1,077,932
Valuation allowance	(1,077,932)	(1,077,932)
Net deferred tax asset	$ -	$ -

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2021 and 2020, $67,655 and $67,655 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 12, 2022, the issuance date of the financial statements.

The Company raised approximately $112,664 through StartEngine by issuing 14,308.

The Company intends to raise funds through StartEngine in 2022.

END OF REPORT

XCRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of December 31, 2020 and 2019, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 26 , 2021

XCRAFT ENTERPRISES, INC.

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

Assets

		2020		2019
Current assets				
Cash	$	10,465	$	33,392
Accounts receivables		27		47,450
Inventory		30,854		80,888
Other current asset		639		283,048
Total current assets		41,985		444,778
Property and equipment, net		46,841		10,244
Intangible assets, net		79,341		85,187
Related party receivables		67,655		68,432
Other assets		3,051		3,051
Total assets	$	238,873	$	611,692
Liabilities and stockholders' deficit				
Current liabilities				
Accounts payables and accrued expenses	$	459,777	$	341,835
Deferred revenue		523,943		536,722
Line of credit		39,669		191,469
Note payable - current		212,032		34,362
Total current liabilities		1,235,421		1,104,388
Note payable - net of current		328,326		228,009
Total liabilities		1,563,747		1,332,397
Commitment and contingencies				
Stockholders' Deficit				
Class A voting stock		353		353
Class B voting stock		131		68
Additional paid in capital		2,743,590		2,283,668
Accumulated deficit		(4,068,948)		(3,004,794)
Total stockholders' deficit		(1,324,874)		(720,705)
Total liabilities and stockholders' deficit	$	238,873	$	611,692

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues	$ 75,302	$ 680,677
Cost of sales	88,255	13,458
Gross profit (loss)	(12,953)	667,219
Operating Expenses:		
General and administration	1,097,273	1,153,711
Sales and marketing	29,993	97,583
Research and development	25,854	163,215
Total operating expenses	1,153,120	1,414,509
Operating loss	(1,166,073)	(747,290)
Other (income)expenses:		
Interest expense	30,869	43,134
Other expense	37,680	7,986
Gain on settlement	-	(9,314)
Other income	(170,504)	-
Total Other (income)expenses	(101,955)	60,434
Net loss	$ (1,064,118)	$ (807,724)

The accompanying notes are an integral part of these financial statements.

4

XCRAFT ENTERPRISES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Class A - Common		Class B - Common		Additional Paid - in - Capital	Accumulated Deficit	Total Shares Deficit
	Shares	Amount	Shares	Amount			
Balance at 12/31/2018	3,526,250	$ 353	679,436	$ 68	$ 1,835,930	$ (2,197,070)	$ (360,719)
Common stock issued			265,038	27	477,711		447,738
Common stock issuance costs							-
Net loss						(807,724)	(807,724)
Balance at 12/31/2019	**3,526,250**	**$ 353**	**944,474**	**$ 95**	**$ 2,283,641**	**$ (3,004,794)**	**$ (720,705)**
Common stock issued			358,406	36	516,659		516,659
Common stock issuance cost					(56,710)		(56,710)
Net Loss						(1,064,118)	(1,064,118)
Balance at 12/31/2020	**3,526,250**	**$ 353**	**1,302,880**	**$ 131**	**$ 2,743,590**	**$ (4,068,912)**	**$ (1,324,874)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020	2019
CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,064,118)	$ (807,724)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation	12,222	12,222
Amortization	6,390	6,390
Deposit written off	285,800	
Forgiveness of debt	(170,504)	-
Change in operating assets and liabilities		
Accounts receivables	47,423	116,399
Inventory	50,034	-
Accounts payables	284,511	200,235
Deferred revenues	(12,779)	(1,119)
Net cash used in operating activities	(561,021)	(499,246)
CASHFLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(48,819)	(6,679)
Purchase of intangible assets	-	(14,725)
Related party receivables	777	(639)
Net cash used in investing activities	(48,042)	(22,044)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) -line of credit	(151,800)	50,470
Proceeds from loan	277,987	-
Proceeds from sale of common stock	516,659	447,738
Offering costs	(56,710)	-
Net cash provided by financing activities	586,136	498,208
Change in cash and cash equivalents	(22,927)	2,569
Cash and cash equivalents, beginning of year	33,392	30,823
Cash and cash equivalents, end of year	$ 10,465	$ 33,392
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 30,869	$ 43,134

The accompanying notes are an integral part of these financial statements.

6

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2020 and 2019 inventories was $30,854 and $88,888, respectively.

The Company has expended $285,800 for deposits on inventory which are included in other current assets in the accompanying balance sheets for 2019. The amount was written off in 2020.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2020 and 2019, Intangible assets was $79,341 and $85,187, respectively. Amortization expense related to patent was $6,390 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2020 and 2019.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i) to apply the new standard only to contracts that are not completed as of January 1, 2019; and

(ii) to reflect the aggregate effect of all contract modifications prior to January 1, 2019 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the years ended December 31, 2020 and 2019, the Company deferred $523,943 and $536,722, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 was $25,407 and $20,412.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

11

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2020 and 2019, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. As of December 31, 2020 and 2019, there was $0 and $0 in excess of the FDIC limit respectively.

Risks and Uncertainties

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has adopted the provisions of Accounting Standards Codification ("ASC") 842, "Leases," and its amendments. In adopting the standard, the Company used the additional, optional transition method which allows entities to initially apply the new standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the date of adoption. ASC 842 establishes comprehensive accounting and financial reporting requirements for leasing arrangements, supersedes the existing requirements in ASC 840, "Leases", and requires lessees to recognize substantially all lease assets and lease liabilities on the balance sheet. Prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. In applying the new standard, there was no material impact to the financial statements.

Recent Pronouncements Not Yet Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes." The ASU intends to enhance and simplify aspects of the income tax accounting guidance in ASC 740, "Income Taxes" as part of the FASB's simplification initiative. This guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact this guidance may have on our the Financial Statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III.   observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — FIXED ASSET

		2020		2019
Furniture and fixtures	$	11,335	$	11,335
Computers and software		22,492		22,454
Tolls and equipment		34,635		34,524
Vehicles		48,670		-
Marketing displays		6,168		6,168
Total Fixed Asset		123,300		74,481
Accumulated Depreciation		(76,459)		(64,237)
	$	46,841	$	10,244

Depreciation expense for the years ended December 31, 2020 and 2019 was $12,222 and $12,222.

NOTE 4 — DEBT

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2019. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2019. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2020 and 2019, $14,483 and $22,152 of this note is classified as short and long-term. respectively.

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2019. In June of 2019, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2020 and 2019, the Company has received $150,000 this revolving loan respectively. During the year ended December 31, 2020, the entire revolving loan was forgiven, and the Company recorded a gain on forgiveness of $150,000 in the statements of income.

NOTE 4 - DEBT (CONTINUED)

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2019 and 2018). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2020 and 2019, the balance for this line of credit was $39,669 and $42,290, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2020 and 2019, the loan has outstanding balance of $188,526 and $215,219, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan.

NOTE 4 - DEBT (CONTINUED)

Note payable obligations at December 31, 2020 and 2019 was as follows:

		2020	2019
Note payable to third party. Interest rate of 5% per annum. The interest is due December 31, 2020.	$	25,000	$ 25,000
Loan with Innovate Washington, principal amount of $250,000, The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus interest of % on a quarterly basis.		188,526	215,219
Note payable with shareholder, Interest rate of 5% per annum		5,542	-
Note payable with Tesla.		45,115	-
SBA Disaster Relief loan		149,900	-
SBA PPP loan		111,792	-
Note payable with First Interstate Bank, accrued interest of 6.25% and matures June 30, 2021.		14,483	22,152
Total Note Payable Obligation		**$ 540,358**	**$262,371**
Year ending December 31,			
2021	$	212,032	
2022		9,023	
2023		9,023	
2024		9,023	
2025		9,023	
Thereafter		292,234	
Note Payable Obligation	$	**540,358**	

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2020 and 2019, the future minimum lease payments relating to rent on this building are $0 and $19,009, respectively. Rent expense was $19,009 and $21,487 for the years ended December 31, 2020 and 2019, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2019 and an additional 100,000 shares on August 1, 2020. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Common Stock Issuance and Sale of LLC Units (continued)

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold265,038 and 32,097 of Class B Common Stock for gross proceeds of $447,738 and $294,831 for the years ended December 31, 2020 and 2019 respectively.

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020 and 2019, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2020	December 31, 2019
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2020	465,418	$ 1.70	8.69
Exercisable at December 31, 2020	182,918	$ 1.70	8.54
Exercisable at December 31, 2019	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2020 and 2019 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2020 and 2019, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2020	December 31, 2019
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2020 and 2019, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares		Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	207,000	$	1.70	9.50
Granted	-		-	-
Exercised	-		-	-
Expiration/Cancelled	-		-	-
Outstanding at December 31, 2020	207,000	$	1.70	9.00
Exercisable at December 31, 2019	7,000	$	0.07	9.50

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Earnings Per Share

The following table represents the Company's earnings per share for 2020 and 2019:

	2020	2019
Numerator:		
Net Loss	$ (807,724)	$ (807,724)
Denominator:		
Weighted average basic shares outstanding	4,205,686	4,205,686
Effect of dilutive securities	-	-
Weighted average diluted shares	4,205,686	4,205,686
Basic earnings per share	$ (0.19)	$ (0.06)
Diluted earnings per share	$ (0.19)	$ (0.06)

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for years ended December 31, 2020 and 2019 (rounded to "000,s):

	2020	2019
Income tax benefit attributable to:		
Net loss	$ (801,350)	$ (801,350)
Valuation allowance	801,350	801,350
Net provision for income tax	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2020 and 2019 (rounded to '000's):

	2020	2019
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,077,932	$ 1,077,932
Valuation allowance	(1,077,932)	(1,077,932)
Net deferred tax asset	$ -	$ -

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2020 and 2019, $67,655 and $67,243 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 62, 2021, the issuance date of the financial statements.

The Company raised approximately $1.07M through StartEngine.

The Company intends to raise funds through StartEngine in 2021.

Exhibit B

Offering Page

xCraft Enterprises

xCraft develops technology that powers the future of autonomous flight. With a launch on ABC's Shark Tank, xCraft has become "America's Drone Company" creating an arsenal of innovative, patented drone systems that have forever changed the UAV landscape and making the company a leader in the space. Now our products are launching into a marketplace full of demand for the solutions we've crafted.


xCraft
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Raised 100 % of minimum

Funding Raised
$16,608

Funding Goal
$9,993.60-$57,484.80

Days Remaining
243 Days

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Company Website SAVE DEAL

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Business Description

OVERVIEW:

xCraft develops technology that powers the future of autonomous flight. With a launch on ABC's Shark Tank, xCraft has become "America's Drone Company" creating an arsenal of innovative, patented drone systems that have forever changed the UAV landscape. Now our products are launching into a marketplace full of demand for the solutions we've crafted.

xCraft appeared on Shark Tank and was approved by all five celebrity investors. Following our debut on the show, we were featured in multiple major press outlets including VentureBeat, Inc.com, Fortune, Business Insider, MarketWatch, UAS Magazine, Fast Company, and TechCrunch.


5 Sharks Strike a Deal with xCraft Drones - Shark Tank
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Counter offer: $1.5 million for a 25% stake, a $6 million valuation
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At xCraft, we are on a mission to develop powerful flying robots that change the world. Our vision is to better the planet and bring value to people's lives by cultivating love, personal fulfillment, and innovation. We take pride in being leaders in American technological innovation, as we strive to surpass our customers' expectations while delivering undeniable value. We expect excellence, the measure by results, and value character as a core trait in each of our team members.

xCraft has proven its staying power, after nearly 8 years of disrupting the drone industry. Our innovative, patented drone technology is outperforming our competitors and solving some of the world's biggest challenges.

As "America's Drone Company", we see it as our mission to bring better, more efficient, life-saving solutions to the drone industry. Over our last Reg A+ campaigns and two Reg CF campaigns, we raised approximately $4.3M which enabled us to develop three new game-changing drone systems. Our company's investors include over 5,000 shareholders. We hope you'll join us, too, as we move into our next phase of innovation and continue to bring life-changing technology to the market.


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XCRAFT PARTNERS WITH T-MOBILE: THE SKY IS THE LIMIT!

Security Type:
Equity Security

Price Per Share
$9.60

Shares For Sale
5,988

Post Money Valuation:
$53,872,550.4

Investment Bonuses!

Early Bird Discount (First 50 Investors):

10% Bonus Class B Shares

Existing Shareholders:

15% Bonus Class B Shares

Invest $1,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

Invest $5,000+

Lifetime VIP discount of 10% on all purchases through xCraft*, 5% Bonus Class B Shares, and 20% Discount on Maverick Drone**

Invest $25,000+

Lifetime VIP discount of 10% on all purchases through xCraft*, 15% Bonus Class B Shares, Free Maverick Drone, and Private Zoom Call with our CEO and one more of our high profile supporters

*Products may not be purchased for resale.
**All perks occur when the offering is complete. Drones are expected to be shipped within 8 weeks following the close of the campaign on PicMii Crowdfunding.

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
December 31, 2023

Minimum Investment Amount:
$297.6

At xCraft, we are on a mission to develop powerful flying robots that change the world. Our vision is to better the planet and bring value to people's lives by cultivating love, personal fulfillment, and innovation. We take pride in being leaders in American technological innovation, as we strive to surpass our customers' expectations while delivering undeniable value. We expect excellence, the measure by results, and value character as a core trait in each of our team members.

xCraft has proven its staying power, after nearly 8 years of disrupting the drone industry. Our innovative, patented drone technology is outperforming our competitors and solving some of the world's biggest challenges.

As "America's Drone Company", we see it as our mission to bring better, more efficient, life-saving solutions to the drone industry. Over our last Reg A+ campaigns and two Reg CF campaigns, we raised approximately $4.3M which enabled us to develop three new game-changing drone systems. Our company's investors include over 5,000 shareholders. We hope you'll join us, too, as we move into our next phase of innovation and continue to bring life-changing technology to the market.



XCRAFT PARTNERS WITH T-MOBILE: THE SKY IS THE LIMIT!

xCraft Enterprises, "America's Drone Company", has entered into a partnership with T-Mobile as part of T-Mobile's Business Partner Program. As a result of this partnership, xCraft is broadening its offerings to include 5G services for enterprise, public safety, government and other key business segments. xCraft believes that its UAS solutions combined with T-Mobile's nationwide 5G network will create manifold broadband opportunities for businesses around the country and around the world.



5G technology really ups the ante for drone capabilities. Under less robust communications technologies, drones have to rely upon point-to-point communication links, which can occasionally result in signals being lost–which means that drone pilots cannot operate their drones optimally.

But with 5G's reliability and reach, communication between drones and ground pilots will be seamless, critical for real-time camera feeds. xCraft's UAV's will have the capability to respond more quickly to commands, even when working in crowded environments where communication avenues might otherwise be congested, and even in situations in which drone pilots are unable to maintain line of sight. This gives drones a greater effective range for carrying out critical functions. This technology also enables drones to operate in GPS-denied spaces by relying instead on camera information to accurately pinpoint where a drone is in real-time.

xCraft's partnership with T-Mobile carries tremendous promise for expanding the utility and reliability of xCraft drones for mapping, inspection, surveillance, and reconnaissance across a broad spectrum of industries.

Amount:

Target Offering Range:
$9,993.60-$57,484.80

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



OUR INNOVATIONS
Our products stand out in major markets

Problem

There is a shortage of innovation and improvements in the drone industry that xCraft is revolutionizing. Drones expand the reach of the human race, enabling us to quickly deliver life-saving medications, search and rescue more efficiently, safely spot wildfires, and even communicate in areas without cellular reception. But, prior to xCraft, there was a gap in the market for high-quality UAV that fly extremely fast and far, while communicating with their counterparts.



THE PROBLEM
There is a shortage of innovation and improvement

Solution

The solution is introducing our efficient, unique, and patented technology into the marketplace. xCraft's patented technologies are taking the drone industry to new heights. Our team provides valuable products to critical markets such as agriculture, defense, public safety, mining, and construction. xCraft's unique drones are designed to outperform our competitors. These technologies, among others still in development, will also be used in the Urban Air Mobility (UAM) market.


THE SOLUTION
Introducing efficient, unique and patented technology


XCRAFT
PANADRONE
00:10

Business Model

We sell our products to various industries such as Public Safety, Surveying & Mapping, Defense, and Mining & Construction.


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Public Safety

xCraft is committed to providing state-of-the-art technology to improve public safety. Our current solutions include the PANADRONE, SHADOW, MATRIX SE, and the NANO ONE.

These drones are becoming invaluable tools in firefighting, rescue services, and law enforcement. This incredible aerial imaging technology is being used in more industries every day, but its value as a safety tool is also starting to be widely recognized.

Whether employed in disaster response or as part of a search and rescue mission, the many benefits of using drones are clear. Models like the xCraft Panadrone can quickly scan wide areas, record threats using high-resolution imagery, and give first responders immediate data to work with when allocating personnel and resources.

Whether employed in disaster response or as part of a search and rescue mission, the many benefits of using drones are clear. Models like the xCraft Panadrone can quickly scan wide areas, record threats using high-resolution imagery, and give first responders immediate data to work with when allocating personnel and resources.

Combined with other technology such as thermal sensors, drones can also locate missing persons in remote locations in a fraction of the time it would take an on-the-ground search-and-rescue crew.

Surveying & Mapping

The geospatial industry is constantly looking for ways to improve data collection and accuracy. The addition of new UAV technology has become a mainstay factor adding to the speed of data collection and pinpoint accuracy.

xCraft technology harnesses the advancements of data collection sensors and the GNSS (Global Navigation Satellite System) to deliver high-quality mapping and surveying results. Our long-range, fully autonomous UAV platforms are pushing the edge of UAV technology in the Surveying and Mapping industry.

Defense

xCraft strives to support the military with low-cost, rugged, and simple drone operations to successfully support a large spectrum of conflict.

These operations can support:
1. ISR Intelligence
2. Surveillance
3. Reconnaissance
4. Target or Enemy Identification
5. Tracking
6. Counter-Explosive Hazards
7. Combat Support & Sustainment

In addition, we secure greater interoperability among system-controlled communications, data products, data links, and payloads/mission-equipped packages on UAVs.

xCraft UAV capabilities and new developments in technologies enable missions to be more effective with reduced risk. xCraft designs, implementation, and development of UAVs can significantly augment a mission's outcome. The reduction of casualties is our main focus; we have minimized the soldier's workload, vulnerability, and exposure to the enemy.

Mining & Construction

The use of mining drones has revolutionized the way large mine sites and quarries oversee their operations. Unlike traditional surveying methods, our drones are able to provide exceedingly quick and accurate data across a large territory. This dynamic, real-time data collection also facilitates communication between workers on the ground and management at other sites.

Our drones are equipped with downward-facing cameras that are able to capture highly detailed images of a mining site from a variety of angles. The resulting models and images allow precise calculation of stockpile values and the amount of material that can be moved. Additionally, these images help managers pinpoint safety concerns that might affect workers at any given work site.



OUR INDUSTRY PARTNERS
We are disrupting industries
with unique design



Market Projection

The drone industry is an extremely fast-growing and multi-million dollar market. The global urban air mobility market is projected to reach USD $86.83 Billion by 2035, while the commercial drone market size is projected to reach USD $35.4 Billion Million by 2026. Meanwhile, the military drone market is expected to reach USD $21.76 Billion by 2026.



THE MARKET
A fast growing multi-million dollar market

Competition

There are several companies that build and sell competing UAS products. The most notable among them is Chinese-based, DJI. DJI's products serve mostly the consumer market but also several key verticals in the commercial space including public safety and cinematography. DJI has recently struggled to overcome a broad distrust, especially in the US and (Non-Chinese) government markets over security and privacy issues. We see this as an opportunity to capitalize since our products are developed and manufactured in the USA.

Another, more direct US competitor is Skydio. Skydio builds UAS products with advanced obstacle avoidance and image tracking capability. These vehicles serve a target niche in the consumer and public safety space. Other competitors include France-based Parrot, AeroVironment, and Birds Eye View Robotics.

The global unmanned aerial vehicle (UAV) market was valued at USD 18,857.47 million in 2018 and is expected to reach USD 36,661.34 million in 2026, growing at a CAGR of 8.59% during the forecast period.



	xCraft	DJI	AeroVironment	Autel	Skydio	Yuneec
US-Based	✅	❌	✅	❌	✅	❌
Development Agility	✅	❌	❌	❌	❌	❌
Military Presence	✅	❌	✅	❌	✅	❌
Consumer Presence	❌	✅	❌	✅	✅	✅
Patented VTOL Tech	✅	❌	✅	❌	❌	❌
Patented Mobile Tech	✅	✅	✅	✅	❌	✅
Tethered Drone Solutions	✅	❌	❌	❌	❌	❌
On Shark Tank	✅	❌	❌	❌	❌	❌

Traction & Customers

xCraft appeared on Shark Tank and was approved by all five celebrity investors. Following our debut on the show, we were featured in multiple major press outlets including VentureBeat, Inc.com, Fortune, Business Insider, MarketWatch, UAS Magazine, Fast Company, and TechCrunch.

Here's a look at our product pipeline:

Matrix RTK

The innovative solution for surveying and mapping.
Everything you need to begin capturing high-res mapping images is included in the MATRIX RTK Package. We designed the MATRIX RTK to be a one-stop solution for surveyors and engineers. We have developed a GPS bay station to be used alongside the MATRIX RTK to achieve autonomous route precision down to centimeters.

We are currently developing an image stitching software that would allow high-res mapping images taken during a flight to be stitched and processed in a fraction of the time it takes currently.

Nano One

Bringing state-of-the-art surveillance to security and defense departments
Providing the modern foot soldier with an ultra-portable, immediately deployable EO and IR micro UAS for real-time situational awareness. The xCraft NANO ONE is a rugged, American-Made platform with extended 30-minute endurance and best-in-class wind and rain tolerance. Simple and intuitive operation in GPS or GPS-denied Environments, Auto Return, and Lost Link failsafe features preserve mission success when it matters most.

Shadow

xCraft's Shadow V2.0 is a portable, unmanned aerial system capable of 24hr+ tethered flight at altitudes of up to 100ft. The UAS optionally integrates seamlessly with a secure Rajant Mesh communication network as a relay node and offers real-time streaming HD video, making it a valuable asset for any situation requiring secure pop-up surveillance and/or communication.

Set up is as easy as plugging in the 120/240VAC tether and sending the launch command through the controller. Pre-loaded flight stabilization software keeps the UAS hovering above the launch point at a fixed altitude, adjusting for wind (up to 30 knots or 34 mph) and light rain. When the mission is complete, a simple "land" command transmitted through the controller returns the UAS to the ground, where it can be unplugged, packed, and ready for transport in minutes. The system includes an emergency backup power system that will safely return the UAS to the ground in the event of a primary power system failure.

Matrix SE

Five Pound Payload. American-Made Workhorse.
The MATRIX SE is powerful and efficient. It comes with an SUI Controller and an Android tablet. Depending on what you need, the Matrix SE has options. Easily swap payloads to meet your desired outcome. 4K camera with 3.5X zoom, LIDAR, Thermal, IR, EO, and Multispectral payloads are available.

Maverick Mapper

Maximizing scouting efficiency and accuracy
For quick and thorough surveying and scouting, we recommend the Maverick Mapper. It can autonomously map a 40-acre area in a quick, 25-minute flight. The Mapper comes with a Skydroid controller that's compatible with any iOS or Android phone or tablet.



OUR TRACTION
A Shark Tank favorite with major media attention

VentureBeat   **Inc.**

BUSINESS INSIDER   **MarketWatch**

TC TechCrunch   **FORTUNE**   **FAST COMPANY**

Investors

We've raised over $4.3M from previous crowdfunding campaigns and now have more than 5,000 existing shareholders.



$4.3 MILLION
Raised from previous crowdfunding campaigns

Terms

This is an offering of Class B Non-Voting Common Stock, under registration exemption 4(a)(6), in xCraft Enterprises Inc. Up to $7,484.80 in Class B Non-Voting Common Stock may be raised at $9.60 per share with a minimum target amount of $9,993.50.

The offering deadline is December 31st, 2023. Unless the Company raises at least the Target Offering Amount of 9,993.60 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

	Percentage of Capital for Target 100%	Amount of Capital for Target $9,993.6	Percentage of Capital for Max 100%	Amount of Capital for Target $57,484.8
PicMii Platform Fee	4.0%	$399.74	2.3%	$1822.15
Marketing	96.0%	$9,593.86	16.0%	$9197.57
Research & Development	0%	$0	11.0%	$5323.33
Company Employment	0%	$0	25.0%	$14371.2
Operations	0%	$0	17.0%	$9772.42
Inventory	0%	$0	13.0%	$7473.02
Working Capital	0%	$0	15.7%	$925.11

Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



JD Claridge
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Background
JD Claridge is the CEO and Co-Founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD has been with xCraft since 2015.



Charles Manning
Co-Founder
Background
Charles is also the founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers worldwide.



Ben Toews
Finance
Background
Ben previously served as CEO of Bullet Tools and led the sale of Bullet Tools to a major construction tool manufacturer.



Mark Collins
Advisor
Background
Mark Collins is nationally recognized for his 50+ years of service in health care and technology. He served as CEO for three corporations and is highly skilled in coaching business leaders and building teams.



Tim Treto
Advisor
Background
Tim served as CEO of Tedder Industries and now coaches leaders in large and small engineering and manufacturing businesses.



Tom Ryan
Software Engineer
Background
Tom Ryan has spent his career developing enterprise software solutions to the biggest names in technology. Tom leads our Software team and has helped launch xCraft to whole new level in the Software realm of UAV and has been an invaluable mentor to the younger generation of software engineers.



Kenny Stone
Sales Lead
Background
Kenny Stone has recently joined xCraft as our Sales Lead. Him and his family have recently relocated to the beautiful Inland Northwest, and we are so glad to welcome him to the xCraft Family!



Gabriel Joyce
Designer/Drafter
Background
Gabriel started working with xCraft three years ago as a Contractor, we loved him and his work so much we brought him on full time as a direct xCraft Member. He has been a pivotal contributor in both the design and build of many of our recent launches, notably the Drone Nest.



Brenner Drake
Design Intern
Background
Brenner has been designing in SolidWorks and Fusion 360 for over 5 years and recently brought home the $1,000 1st Prize in the STEM Charter Engineering Challenge sponsored by Regan Designs.



Walter Neils
Software Intern
Background

Walter joined xCraft over the summer and has proven himself to be a software genius! He's well versed in embedded systems development, troubleshooting, multiple programming languages, data entry, and the list goes on.



Jordan Higgins
Software Intern
Background

Jordan is working alongside our software team gaining experience in coding, troubleshooting, programming, and much more.



Isaac Hager
UAV Technician Intern
Background

Isaac has been working as an intern with xCraft for approximately a year. His duties include soldering, building drones, wiring, and just about anything else he can get his hands on. He has an interest in software, so in his spare time, he shadows our software team gleaning all he can from their expertise.



Christi McEvers
Executive Assistant
Background

Christi has been with xCraft since 2018. She tends to customer support, bookeeping, HR, administration, and other general office duties.

Virtual Business Pitch   Team   About   Communication Channel   Updates

Legal Company Name

xCraft Enterprises

Location

418 E LAKESIDE AVE 08
COEUR D'ALENE, Idaho 83814

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

February 28, 2017

Exhibit C

Subscription Agreement

xCraft Enterprises, Inc. Class B Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to xCraft Enterprises, Inc. a Delaware Corporation (the "**Company**"), on the terms and conditions set forth below:

1. <u>Subscription</u>. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Class B Common Stock of the Company (the "**Class B Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $9.60 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

      a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

      b. The aggregate number of Securities sold shall not exceed 5,988 shares (the "Oversubscription Offering"). The Company may accept subscriptions until December 31 , 2023, (the "Offering Deadline"). Provided that subscriptions for 1,041 shares ($10,000 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. <u>Acceptance.</u> The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the

Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein.

Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

xCraft Enterprises, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Non-Voting of xCraft Enterprises, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Non-Voting**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

xCraft Enterprises, Inc.

By:

Authorized Signing Officer

Investment Incentives and Bonuses**

Early Bird Discount (First 50 investors):

10% bonus shares

Existing Investor Discount

15% bonus shares

Amount-Based:

$1,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

$5,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

5% Bonus Class B Shares

20% discount on Maverick Drone**

$25,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

15% Bonus Class B Shares

70% discount on Maverick Drone**

Private Zoom call with our chief executive officer and one or more of our high profile supporters

*Products may not be purchased for resale

*All perks occur when the offering is complete. Drones are expected to be shipped within 8 weeks following the close of the campaign on PicMii Crowdfunding.

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                            By:

                                                 (Signature)

                                            Name:

                                            (If signing on behalf of entity)

                                            Title:

                                            (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **xCraft Enterprises, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

   i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

   ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

   iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

   iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

   v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

   vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

   vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

   viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

  (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number